Exhibit 99.1

JX Luxventure Limited Announces Financial Results for The Six Months Ended June 30, 2023: The Company Achieved profitability in 2023 with Net Profit increase of $21,878,422 and Earnings Per Share increase of $25.89 From 2022.

JX Luxventure Limited (Nasdaq: JXJT) (the “Company”), a company that engages in tourism with business segments covering tourism, tourism duty-free cross-border merchandise and tourism technology solutions, today announced financial results for the six months ended June 30, 2023.

Financial Highlights for the Six Months of 2023

●	Significant Profit Reversal: The Company recorded a net profit of $2,389,400, representing a significant improvement compared to the same period in 2022 when it reported a loss of $19,489,022. This marks a substantial year-over-year increase of $21,878,422 net profit.

●	Increase in Net Profit Margin: The net profit margin for the first half of 2023 was 11%, a remarkable advancement from the zero net profit margin reported for the first half of 2022.

●	Earnings Per Share Soaring: Earnings per share for the first half of 2023 were $0.39, a substantial rise from the loss of $25.5 per share reported for the first half of 2022. This marks a notable year-over-year increase of $25.89 per share.

Ms. Sun “Ice” Lei, Chief Executive Officer of the Company commented: “I am pleased to report that our three-year turnaround strategy, which we began implementing in 2021, has been successful. Our main goal was to drive rapid revenue growth in the first two years, with the aim of achieving profitability by 2023. I am incredibly proud that we have accomplished this milestone. Our business model has proven its ability to quickly scale up revenue. Based on fine-tuning the model during the first 6 months, we reached a net profit margin of 11%.

To adapt to changes in the global economic environment post-pandemic, we will continue seizing growth opportunities in cross-border business as markets reopen. While consolidating and expanding our core tourism related technical services and auto import/export businesses, we will continue investment in profitable business lines to ensure the company’s financial resilience.

Additionally, with AI technology becoming a global development focus, we will make the development and application of intelligent technologies a key business area this year. We will continue developing ChatGPT-like products and apply them across the company to drive cost reductions and efficiency gains.

With these measures and the strong foundation we have built, I am confident our financial performance will continue improving in the periods ahead.”

The Company today filed its report on Form 6-K for the six months ended June 30, 2023 (the “June 2023 Report”) with the Securities and Exchange Commission (the “SEC”). The June 2023 Report can be accessed on the SEC’s website at http://www.sec.gov.

About JX Luxventure Limited

Headquartered in Haikou, China, JX Luxventure Limited is a company delivering comprehensive products solutions to global elite families serviced by our business customers with business segments covering menswear, cross-border merchandise and tourism. To learn more about the Company, please visit its corporate website at en.jxluxventure.com.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of JX Luxventure Limited, and its subsidiary companies. All statements, other than statements of historical fact included herein, are “forward-looking statements” in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements due to a variety of factors, including those discussed in the Company’s periodic reports filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.